(717) 291-2473

July 2, 2010

Mr. Michael R. Clampitt

Senior Attorney Advisor

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Fulton Financial Corporation

Form 10-K for the Fiscal Year Ended December 31, 2009

Form 10-Q for the Quarterly Period Ended March 31, 2010

File No. 000-10587

Dear Mr. Clampitt:

Fulton Financial Corporation (the “Company”) submits this letter in response to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated June 28, 2010 relating to the above-referenced filings. We expect to provide our written response on or before Friday July 30, 2010.

If you have further questions, please do not hesitate to call myself at 717-291-2473 or Ms. Betsy Chivinski, Corporate Controller, at 717-291-2689.

Sincerely,

/s/ Charles J. Nugent
Chief Financial Officer